Securities and Exchange Commission
Washington, D.C. 20549


November 3, 1998


Ladies and Gentlemen:

We were previously principal accountants for Cuisine Solutions, Inc. and, under the date of September 4, 1998, we reported on the consolidated financial statements of Cuisine Solutions, Inc. and subsidiaries as of and for the years ended June 27, 1998 and June 28, 1997. On October 28, 1998, our appointment as principal accountants was terminated. We have read Cuisine Solutions, Inc.'s statements included under Item 4 of its Form 8-K dated November 3, 1998, and we agree with such statements, except that we are not in a position to agree or disagree with Cuisine Solutions, Inc.'s statement that the change was approved by the Registrant's audit committee and Board of Directors.

Very truly yours,


KPMG Peat Marwick LLP